Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Cherry Hill Mortgage Investment Corporation for the registration of common stock, preferred stock, warrants to purchase common stock or preferred stock, and rights to purchase shares of common or preferred stock and to the incorporation by reference therein of our reports dated March 12, 2021, with respect to the consolidated financial statements of Cherry Hill Mortgage Investment Corporation,  and the effectiveness of internal control over financial reporting of Cherry Hill Mortgage Investment Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
New York, New York
July 27, 2021